FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of July 2008

Commission File Number 001-32399

BANRO CORPORATION
(Translation of registrant’s name into English)

1 First Canadian Place 100 King Street West, Suite 7070 Toronto, Ontario, M5X 1E3
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) 82 —

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BANRO CORPORATION

Date: July 16, 2008	/s/ Donat Madilo Donat Madilo Chief Financial Officer

Banro Corporation

PRESS RELEASE

BANRO MOVES AHEAD WITH BANKABLE FEASIBILITY STUDY
OF TWANGIZA AND OUTLINES INTENTION TO PURSUE A
HEAP LEACH OPTION AT NAMOYA

TORONTO, July 16, 2008 - Banro Corporation (“Banro” or the “Company”) (AMEX - “BAA” TSX - “BAA”) is pleased to announce that, based on the encouraging results of the Pre-Feasibility Study of its wholly-owned Twangiza gold project as announced on July 7, 2008, the Company plans to move aggressively toward completion of a Bankable Feasibility Study of Twangiza by December 2008.

Twangiza is the most advanced of Banro’s four wholly-owned gold projects, which are located on the 210 kilometre-long Twangiza-Namoya gold belt in the Democratic Republic of the Congo (the “DRC”).

The Company is also pleased to report on the ongoing Pre-Feasibility at its Namoya project. The Pre-Feasibility Study of Namoya is being undertaken by SENET Engineering, as well as a number of other independent consultants. Based on recent positive, metallurgical testwork results undertaken on Mwendamboko, the main Namoya deposit, the Company has decided to undertake similar testwork on the other deposits of Namoya Summit, Kakula and Muviringu to determine their suitability for heap leaching.

The Company has decided to pursue a study of the heap leach option at Namoya since it could have a number of advantages over the CIL option, including:

•	lower capital cost;
•	lower operating cost profile, primarily as a function of lower power requirements;
•

earlier delivery of gold production and cash flow for the Company as compared with the conventional CIL option owing largely to the much reduced lead time for construction and infrastructure requirements; and

•	the Namoya topographical terrain is well suited for a heap leach facility.

The heap leach option would also give the Company the flexibility to introduce a smaller mill and a conventional CIL mill circuit after the open pit resources have been exhausted in order to treat the higher grade sulphide, underground resources.

It is also the Company’s view that pursuing the heap leach option would help to de-risk the Company’s asset base through achieving early production status in the region.

The expected completion date for the bulk sampling metallurgical testwork on the oxide and transitional material from the four ore bodies at Namoya is the end of September 2008. The Company expects to announce the results of the Pre-Feasibility Study for Namoya in November 2008 and to then progress toward completion of a Bankable Feasibility Study.

The additional testwork at Namoya is not expected to delay construction and commissioning of the Namoya project from the original timetable as contemplated using the conventional CIL approach, owing to the fact that the heap leach option does not rely on the completion of the N2 highway upgrade and other associated road access, which is critical for CIL, but not so for a heap leach option.

Additional information with respect to the Namoya project is contained in the technical report dated August 17, 2007 and entitled “Preliminary Assessment NI 43-101 Technical Report, Namoya Gold Project, Maniema Province, Democratic Republic of Congo”. A copy of this report can be obtained from SEDAR at www.sedar.com and EDGAR at www.sec.gov.

Qualified Person

The technical information in this press release has been prepared under the supervision of Mr. Daniel K. Bansah, who is a member of the Australasian Institute of Mining and Metallurgy (Aus.I.M.M), the Company’s Vice President, Exploration and a “qualified person” (as such term is defined in National Instrument 43-101).

Banro is a Canadian-based gold exploration company focused on the development of four major, wholly-owned gold projects, each with mining licenses, along the 210 kilometre-long Twangiza-Namoya gold belt in the South Kivu and Maniema provinces of the DRC. Led by a proven management team with extensive gold and African experience, Banro’s strategy is to unlock shareholder value by increasing and developing its significant gold assets in a socially and environmentally responsible manner.

Cautionary Note to U.S. Investors: The United States Securities and Exchange Commission (the “SEC”) permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. Certain terms are used by the Company, such as “measured”, “indicated”, and “inferred” “resources”, that the SEC guidelines strictly prohibit U.S. registered companies from including in their filings with the SEC. U.S. Investors are urged to consider closely the disclosure in the Company’s Form 40-F Registration Statement, File No. 001-32399, which may be secured from the Company, or from the SEC’s website at http://www.sec.gov/edgar.shtml.

Forward-Looking Statements: This press release contains forward-looking statements. All statements, other than statements of historical fact, that address activities, events or developments that the Company believes, expects or anticipates will or may occur in the future (including, without limitation, statements relating to future production, revenue, cash flow and costs, estimated project economics and the Company’s exploration and development plans and objectives with respect to its projects) are forward-looking statements. These forward-looking statements reflect the current expectations or beliefs of the Company based on information currently available to the Company. Forward-looking statements are subject to a number of risks and uncertainties that may cause the actual results of the Company to differ materially from those discussed in the forward-looking statements, and even if such actual results are realized or substantially realized, there can be no assurance that they will have the expected consequences to, or effects on the Company. Factors that could cause actual results or events to differ materially from current expectations include, among other things: uncertainty of estimates of capital and operating costs, production estimates and estimated economic return; the possibility that actual circumstances will differ from the estimates and assumptions used in the Twangiza Pre-Feasibility Study and mine plan; failure to establish estimated mineral resources or reserves; fluctuations in gold prices and currency exchange rates; inflation; gold recoveries being less than those indicated by the metallurgical test work carried out to date (there can be no assurance that gold recoveries in small scale laboratory tests will be duplicated in large tests under on-site conditions or during production); changes in equity markets; political developments in the DRC; the possibility that future exploration results will not be consistent with the Company’s expectation; changes to regulations affecting the Company’s activities; uncertainties relating to the availability and costs of financing needed in the future; the uncertainties involved in interpreting drilling results and other geological data; and the other risks disclosed under the heading “Risk Factors” and elsewhere in the Company’s annual information form dated March 28, 2008 filed on SEDAR at www.sedar.com. Any forward-looking statement speaks only as of the date on which it is made and, except as may be required by applicable securities laws, the Company disclaims any intent or obligation to update any forward-looking statement, whether as a result of new information, future events or results or otherwise. Although the Company believes that the assumptions inherent in the forward-looking statements are reasonable, forward-looking statements are not guarantees of future performance and accordingly undue reliance should not be put on such statements due to the inherent uncertainty therein.

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For further information, please visit our website at www.banro.com, or contact: Mike Prinsloo, President and C.E.O., South Africa, Tel: + 27 (0) 11 958-2885; Arnold T. Kondrat, Executive Vice-President, Toronto, Ontario, or Martin Jones, Vice-President, Corporate Development, Toronto, Ontario, Tel: (416) 366-2221 or 1-800-714-7938.